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[VIVENDI UNIVERSAL LOGO]


                                  PRESS RELEASE

Paris, August 26, 2004 - Following the application made on December 23, 2003, Vivendi Universal [Paris Bourse: EX FP; NYSE: V] has been authorized by the French Ministry for the Economy, Finance and Industry to file under the Consolidated Global Profits tax system pursuant to Article 209 quinquies of the General Tax Code.

Media                                         Investor Relations
Paris                                         Paris
Antoine Lefort                                Daniel Scolan
+33 (0) 1 71 71 11 80                         +33 (0) 1 71 71 32 91
Agnes Vetillart                               Laurence Daniel
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Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                      New York
Flavie Lemarchand-Wood                        Eileen McLaughlin
+(212) 572 1118                               +(1) 212.572.8961